Exhibit 77(D) VK Insured Tax Free Income Fund


       Effective August 21, 2008, the following investment policy changes took effect for Van Kampen Insured Tax Free Income Fund (the "Fund"):

	The Board of Trustees of the Fund has approved a policy change for the Fund to require the Fund to invest at least 80% of its net assets in municipal securities that are insured at the time of purchase by insurers whose claims-paying ability is rated A or better by at least one nationally recognized statistical rating organization. The changed policy reflects the current state of the marketplace and reflects that the claims-paying ability of many current insurers may not be upgraded again to AAA in the near future.